CMA Multi-State Municipal Series Trust
Series Number: 4
File Number: 811-05011
CIK Number: 810598
CMA California Municipal Money Fund
For the Period Ending: 09/30/2007

Pursuant to Exemptive Order Release No. IC-15520 dated January 5, 1987, the following schedule enumerates the transactions with Merrill Lynch, Pierce, Fenner & Smith Incorporated, for the six months ended September 30, 2007.

Sales (In Thousands)

Transaction	Face	Security		Due
Date	Amount	Description	Rate	Date

04/25/2007	$18,000	CAL HSG FIN AGY REV/DLY	5.000%	02/01/2026
04/25/2007	5,715	CAL HSG FIN AGY REV/DLY	1.060	02/01/2032
04/25/2007	29,175	CAL HSG FIN AGY REV/DLY	5.000	02/01/2035
05/03/2007	20,000	CAL HSG FIN AGY REV/DLY	5.000	02/01/2033
05/07/2007	35,395	CAL HSG FIN AGY REV/DLY	5.000	02/01/2033
05/07/2007	7,685	CAL HSG FIN AGY REV/DLY	5.000	02/01/2026